UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Acorn International, Inc.

(Name of Subject Company)

Acorn International, Inc.

(Name of Person Filing Statement)

Ordinary Shares, Par Value US$0.01 Per Share, and

American Depositary Shares, Each Representing 3 Ordinary Shares

(Title of Class of Securities)

004854105

(CUSIP Number of Class of Securities)

Li-Fu Chen

18/F, 20th Building, 487 Tianlin Road,

Shanghai 200233, People’s Republic of China

(+86) (21) 5151-8888

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Douglas Freeman, Esq.

O’Melveny & Myers LLP

31st Floor, AIA Central

1 Connaught Road Central

Hong Kong S.A.R.

(+852) 3512-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes and exhibits attached hereto and any information incorporated herein by reference, this “Statement”) relates is Acorn International, Inc., a Cayman Islands company (“Acorn” or the “Company”). Acorn’s principal executive offices are located at 18/F, 20th Building, 487 Tianlin Road, Shanghai 200233, People’s Republic of China. Acorn’s telephone number at this address is (+86) (21) 5151-8888.

Securities

The class of equity securities to which this Statement relates is the Company’s ordinary shares, par value US$0.01 per share (the “Ordinary Shares”) and American Depositary Shares, each representing three Ordinary Shares (“ADSs” and, together with Ordinary Shares, the “Shares”). As of June 3, 2011, there were 89,335,925 Ordinary Shares issued and outstanding, including 43,009,878 Ordinary Shares represented by ADSs. The ADSs are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “ATV.”

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The name, business address and business telephone number of Acorn, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

Tender Offer

This Statement relates to the tender offer by Bireme Limited, a Cayman Islands company (“Bireme”), to acquire Ordinary Shares and ADSs in an aggregate amount not to exceed 20,000,000 Ordinary Shares (taking into account both Ordinary Shares that are tendered and Ordinary Shares underlying ADSs that are tendered), for $2.00 per Ordinary Share, which represents $6.00 per ADS, in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal to Tender American Depositary Shares (the “ADS Letter of Transmittal”) and the Letter of Transmittal to Tender Ordinary Shares (the “Share Letter of Transmittal,” which, together with the Offer to Purchase and the ADS Letter of Transmittal, constitute the “Offer”) copies of which are attached as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) respectively, to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Bireme with the U.S. Securities and Exchange Commission (the “SEC”) on June 3, 2011. According to the Schedule TO, the Offer will expire at 5:00 p.m., New York City Time, on July 1, 2011, unless Bireme extends the Offer.

As disclosed in the Schedule TO, the shareholders of Bireme are Ms. Ritsuko Hattori-Roche, who is the wife of Mr. Robert Roche, the Executive Chairman of the Company’s board of directors (the “Board”), and Don Dongjie Yang, Acorn’s Chief Executive Officer and a member of the Board. Mr. Roche, Ms. Hattori-Roche and Mr. Yang (the “Offer Participants”) serve on the board of directors of Bireme. Ms. Hattori-Roche owns 8,770 shares in Bireme, representing 87.7% of Bireme’s outstanding shares, while Mr. Yang owns 1,230 shares in Bireme, representing the remaining 12.3% of Bireme’s outstanding shares. In her capacity as the controlling shareholder of Bireme, Ms. Hattori-Roche will have effective control over the voting and disposition of all Shares acquired by Bireme pursuant to the Offer.

As of June 3, 2011, the date of the commencement of the Offer, the aggregate number of Ordinary Shares beneficially owned by the Offer Participants and certain entities that may be deemed related to them was 27,193,499 (including 1,500,000 Ordinary Shares issuable pursuant to options held by Mr. Yang), representing approximately 29.9% of the issued and outstanding Ordinary Shares (based on 89,335,925 ordinary shares outstanding as of June 3, 2011 and assuming full exercise of the options to acquire 1,500,000 Ordinary Shares currently held by Mr. Yang). Additional information relating to the Shares beneficially owned by the Offer Participants and certain entities that may be deemed related to them is included below under Item 3—“Past Contacts, Transactions, Negotiations and Agreements” and in Exhibit (e)(1) to this Statement. Upon completion of the Offer, if fully subscribed (and based on 89,335,925 ordinary shares outstanding as of June 3, 2011 and including 1,500,000 Ordinary Shares issuable pursuant to options held by Mr. Yang), the aggregate number of Ordinary Shares beneficially owned by the Offer Participants and certain entities that may be deemed related to them will increase to approximately 52% of the Ordinary Shares currently outstanding, representing over a majority of Acorn’s outstanding Ordinary Shares (including Ordinary Shares represented by ADSs).

The purpose of the Offer as stated by Bireme in the Schedule TO is to increase the ownership stakes in Acorn of Mr. Roche and Mr. Yang with the goal of having greater influence over the strategic direction of Acorn (see “Section 12—Purpose of the Offer; Plans for Acorn; Appraisal Rights” of the Offer to Purchase). According to the Schedule TO, following the consummation of the Offer, the Offer Participants expect that the ADSs will continue to be listed on the NYSE and to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Bireme’s obligation to acquire Shares pursuant to the Offer is subject to certain conditions set forth in the Offer to Purchase (see “Section 13—Conditions of the Offer” in the Offer to Purchase). Also, if the shareholders of Acorn tender Ordinary Shares and ADSs in total representing more than 20,000,000 Ordinary Shares, Bireme will purchase the Ordinary Shares and ADSs tendered in the Offer on a pro rata basis based on the number of Ordinary Shares and Ordinary Shares underlying ADSs validly tendered and not withdrawn prior to the expiration date of the Offer (for further details on the proration of Shares tendered in the Offer, see “Section 1—Terms of the Offer; Proration” of the Offer to Purchase).

The Schedule TO states that the business address of Bireme is c/o Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681 Grand Cayman, KY1-1111 Cayman Islands and that its telephone number at that location is (+1) (345) 945-3901.

The foregoing description of the Offer is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Schedule TO and the exhibits thereto. The information herein relating to the Offer and the Schedule TO (and the exhibits thereto), including information concerning Bireme or its affiliates, officers or directors or actions or events with respect to any of them, has been derived exclusively from the information contained in the Schedule TO (and the exhibits thereto). The Company takes no responsibility for the accuracy or completeness of such disclosed events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

Unless otherwise stated, all dollar amounts in this Statement are in U.S. Dollars and all conversions of U.S. Dollars to Chinese Renminbi (RMB) are based on an exchange rate of RMB6.45621 per US$1 as of June 2, 2011.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in this Statement or as set forth in the excerpts from the Company’s Annual Report on Form 20-F, dated April 27, 2011 (SEC File No. 001-33429) (the “Annual Report”) filed as Exhibit (e)(1) to this Statement (and incorporated by reference into this Item 3), to the Company’s knowledge, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Acorn or any of its affiliates, on the one hand, and (i) Acorn or any of its executive officers, directors or affiliates, or (ii) Bireme or any of its executive officers, directors or affiliates, on the other hand.

Shareholders of the Company should be aware that certain officers and directors of the Company and its affiliates have interests in the Offer which are described in this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer. This Item entitled “Past Contacts, Transactions, Negotiations and Agreements” contains information (either set forth below or incorporated herein by reference) regarding the interests of the Company’s directors and executive officers in the Offer, including the fact that Mr. Roche, the Company’s Executive Chairman, and Mr. Yang, the Company’s Chief Executive Officer and a member of the Board, are Offer Participants.

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company and Its Current Executive Officers and Directors

Annex A sets forth the executive officers and directors of the Company as of the date of this Statement.

Designated Directors

Given that two of the Offer Participants, namely Messrs. Roche and Yang, hold substantial voting control over the Company and serve as directors on the Board, it was agreed that Messrs. Roche and Yang would recuse themselves from all deliberations and meetings of the Board convened for the purpose of considering and making determinations on the Company’s behalf in respect of or related to the Offer, and only Messrs. Andrew Y. Yan, Jun Ye, Jing Wang and William Liang (the “Designated Directors”), who are the four other directors of the Board and are not affiliated with Bireme, Mr. Roche, Ms. Hattori-Roche and Mr. Yang, would be present at meetings to evaluate and consider the Offer on behalf of the Company and its shareholders. Accordingly, only the Designated Directors and their financial and legal advisors have participated in Board meetings convened to consider and evaluate the Offer in order to make the recommendation in this Statement as to whether the Offer is in the best interests of the Company and its shareholders.

Employment Agreements

The Company or its subsidiaries have entered into employment agreements with their executive officers as follows:

Mr. Don Dongjie Yang. Acorn Information Technology (Shanghai) Co., Ltd. (“Acorn Information”), a wholly-owned subsidiary of the Company, has entered into an employment agreement with Mr. Yang dated January 1, 2008. Mr. Yang’s current annual base salary is RMB1,920,000 (equal to approximately US$297,400), and he is also entitled to receive a discretionary performance bonus. Mr. Yang did not receive a performance bonus for 2010. The agreement does not have a fixed term and may generally be terminated by either party with thirty days’ notice (or immediately by the Company under certain circumstances set forth in the agreement). The agreement also includes certain confidentiality provisions in favor of the Company.

Mr. Robert Roche. Acorn Trade (Shanghai) Co., Ltd. (“Acorn Trade”), a wholly-owned subsidiary of the Company, has entered into an employment agreement with Mr. Roche dated January 1, 2011. The agreement provides for Mr. Roche to receive an annual base salary of RMB845,000 (equal to approximately US$130,430) and to participate in all benefit plans made available to employees generally. The agreement has a three-year term and includes certain confidentiality provisions in favor of the Company.

Share Ownership of Directors and Executive Officers

If Acorn’s directors and executive officers were to tender any Shares they own pursuant to the Offer, they would receive the same consideration per share as Acorn’s other shareholders and on the same terms and conditions as Acorn’s other shareholders. As of the date of this Statement, Acorn’s directors and executive officers (as set forth on Annex A hereto) and their affiliates beneficially owned an aggregate of 49,620,069

Ordinary Shares (including Ordinary Shares represented by ADSs, options to purchase Ordinary Shares (“Acorn Options”) that are currently exercisable or that may become exercisable within 60 days of the date of this Statement and share appreciation rights (“SARs”) which may vest and be paid in shares within 60 days of the date of this Statement). Of these Shares, 27,193,499 Ordinary Shares (including Ordinary Shares represented by ADSs and 1,500,000 ordinary shares issuable pursuant to options held by Mr. Yang) are held by the Offer Participants and certain entities that may be deemed related to them, and therefore are not subject to the Offer.

If Acorn’s executive officers and directors (and their affiliates) other than the Offer Participants and their affiliates were to tender all of their Shares pursuant to the Offer, the number of such Shares would exceed the maximum number of Ordinary Shares that Bireme has agreed to purchase under the Offer, and therefore such Shares would be subject to a proration factor to determine the number of tendered Shares that Bireme will purchase from such executive officers, directors and affiliates thereof (and all other shareholders who validly tender their Ordinary Shares and/or ADSs prior to the expiration of the Offer) as further described in “Section 1—Terms of the Offer; Proration” of the Offer to Purchase. Assuming no other shareholders tender any Ordinary Shares or ADSs in the Offer, then the aggregate amount that Acorn’s executive officers and directors (and their affiliates) other than the Offer Participants and their affiliates would receive if such executive officers, directors and affiliates thereof tendered all of their Ordinary Shares and ADSs in the Offer would be $40,000,000. As discussed below under Item 4.—“The Solicitation or Recommendation,” to the knowledge of the Company, none of the executive officers, directors or affiliates of the Company currently intends to tender any of their Shares for purchase pursuant to the Offer.

The following table sets forth Shares beneficially owned, as of June 3, 2011, by Acorn’s executive officers and directors (and their affiliates). The amounts shown include Acorn Options that are currently exercisable or that may become exercisable within 60 days of the date of this Statement and SARs which may vest and be paid in shares within 60 days of the date of this Statement. Unless otherwise indicated, the named person has the sole voting and dispositive powers with respect to Shares set forth opposite such person’s name.

Executive Office/Director	Position	Number of Ordinary Shares Beneficially Owned		Percentage of Class of Security(1)
Robert Roche	Executive Chairman of the Board	19,174,843	(2)	21.46%
Don Dongjie Yang	Chief Executive Officer, Director of the Company	8,018,656	(3)	8.83%
Andrew Yan	Director of the Company	22,426,570	(4)	25.10%
Jun Ye	Independent Director of the Company	0		0.00%
Jing Wang	Independent Director of the Company	0		0.00%
William Liang	Independent Director of the Company	0		0.00%

(1)	The percentage of beneficial ownership is based on 89,335,925 ordinary shares outstanding as of June 3, 2011, taking into consideration Acorn Options and SARs exercisable by such person within 60 days of June 3, 2011.
(2)	Includes (i) 1,846,291 ordinary shares held by The Grand Crossing Trust, which is an irrevocable trust for the benefit of Mr. Roche’s children, (ii) 12,053,094 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation, which is a company owned by Mr. Roche, (iii) 282,140 ADSs held by Robert Roche Trust, which is a trust for the benefit of Mr. Roche, (iv) 583,920 ADSs held by Moore Bay Trust, which is a charitable trust with Robert Roche’s children being the beneficiaries of the remainder, and (v) 558,611 ADSs held by the Felicitas Trust, which is an irrevocable trust for the benefit of Mr. Roche’s children.
(3)	Includes 6,518,656 ordinary shares held by D.Y. Capital, Inc, a company owned by Mr. Yang, as well as 1,500,000 Ordinary Shares issuable upon exercise of options held by Mr. Yang.
(4)

Includes (i) 20,591,970 ordinary shares and 501,706 ADSs held by SB Asia Investment Fund II L.P. (“SB Asia”), and (ii) 329,482 Ordinary Shares issuable upon exercise of options held by Mr. Yan. Mr. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia. Mr. Yan expressly disclaims beneficial ownership of all Shares held by SB Asia.

Equity Incentive Awards

The Company has previously granted awards of SARs to certain of its executive officers and directors. Each of these SARs represents the right to receive, upon exercise of a SAR, a number of Ordinary Shares with a value equal to the excess of the fair market value of an ordinary share on the date of exercise over the exercise price of the SAR. Each of these SARs was granted under the Company’s 2006 Equity Incentive Plan (the “2006 Plan”). In addition, the Company previously assumed options granted by China DRTV under its 2005 Equity Incentive Plan and its 2005 Equity Incentive Plan B (the “China DRTV Plans”), including options granted to certain executive officers and directors of the Company. In 2010, the Company also granted awards of restricted share units (“RSUs”) under the 2006 Plan to certain employees. Each RSU represents the right to receive, upon vesting, one Ordinary Share. As of the date of this Statement, no RSUs have been granted to Acorn’s directors and executive officers (as set forth on Annex A hereto).

The 2006 Plan and the China DRTV Plans are administered by the Compensation Committee of the Company’s Board. The Compensation Committee has authority to interpret the plans’ provisions and make all required determinations under the plans. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plans are generally only transferable to a beneficiary of a participant upon his death. However, the Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions set forth in the plan documents, are not made for value.

Options/SARs. The following table sets forth the Acorn Options and SARs held by the Company’s executive officers and directors that are currently outstanding. Each of these awards is fully vested and exercisable as of the date hereof.

Name	Ordinary Shares Underlying Outstanding Acorn Options / SARs	Exercise Price ($/Ordinary Share)	Grant Date	Expiration Date
Robert Roche	50,000 18,000	3.50 3.50	July 6, 2006 September 27, 2006	July 6, 2012 September 27, 2012
Don Dongjie Yang	1,320,000 180,000	1.58 3.00	March 18, 2005 November 4, 2005	March 18, 2015 November 4, 2015
	280,000 146,000 285,000	3.50 3.50 4.50	May 1, 2006 September 27, 2006 April 3, 2007	May 1, 2012 September 27, 2012 April 3, 2013
Andrew Y. Yan	329,482	1.58	March 18, 2005	March 18, 2015

The awards shown in the table above that were granted in 2006 and 2007 represent SARs granted under the 2006 Plan. Once vested, each SAR will generally remain exercisable until its normal expiration date. However, vested SARs may terminate earlier in connection with a termination of the holder’s employment. The holder will generally have three months to exercise vested SARs following a termination of his employment. This period is extended to twelve months if the termination is due to the holder’s death, disability or retirement. If the holder is terminated by the Company for cause, the award will terminate on the date of the holder’s termination.

The awards shown in the table above that were granted in 2005 represent Acorn Options granted under the China DRTV Plans. Once vested, each Acorn Option will generally remain exercisable until its normal expiration date. However, vested Acorn Options may terminate earlier in connection with a termination of the holder’s employment. The holder will generally have 30 days to exercise vested Acorn Options following a termination of his employment. This period is extended to three years if the termination is due to the holder’s death, disability or retirement. If the holder is terminated by the Company for cause, the Acorn Option will terminate on the date of the holder’s termination.

Effect of Offer on Equity Awards. The Offer is made only for Shares and is not made for any Acorn Options, SARs or RSUs (and Shares subject to unexercised Acorn Options and SARs and unvested RSUs may not be tendered in the Offer). Subject to customary “blackout” periods and the terms and conditions of the awards, holders of vested Acorn Options or SARs may exercise their awards at any time prior to the expiration date of such Acorn Option or SARs, as the case may be, including during the Offer period. Any Shares acquired on exercise of an Acorn Option or SAR and any Shares issued upon vesting of RSUs, in each case prior to the expiration of the Offer and subject to the terms and conditions of the Offer, may be tendered for acceptance in the Offer. However, other than 1,320,000 Acorn Options held by Mr. Yang and 329,482 Acorn Options held by Mr. Yan, each outstanding Acorn Option and/or SAR currently held by Acorn’s executive officers and directors has an exercise price greater than the Offer Price and would therefore not be exercised in connection with the Offer. For information concerning the Shares held by the Company’s executive officers and directors, please see “Share Ownership of Directors and Executive Officers” above.

In the event that the maximum of 20,000,000 Ordinary Shares (taking into account both Ordinary Shares that are tendered and Ordinary Shares underlying ADSs that are tendered) are tendered in the Offer and purchased by Bireme, the consummation of the Offer may constitute a change of control under the 2006 Plan and the China DRTV Plans, pursuant to which the Acorn Options, SARs and RSUs are issued. In the event of a change of control under the plans, the plans provide that if a participant’s employment is terminated by the Company without cause within twelve months following such change of control, any portion of the participant’s outstanding awards scheduled to vest within twelve months following the termination date will be vested as of the termination date. As of the date of this Statement, all of the SARs and Acorn Options issued to the Company’s directors and executive officers have fully vested, and therefore the vesting schedule of these equity awards will not be affected by a change of control.

The foregoing summary of the 2006 Plan, the China DRTV Plans, the Acorn Options, the SARs and the RSUs does not purport to be complete and is qualified in its entirety by reference to 2006 Equity Incentive Plan and the Forms of Option Grant Agreements and Form of SARs Award Agreement, which are filed as Exhibits (e)(2) and e)(3) hereto respectively, and are incorporated herein by reference. Additional information concerning Acorn’s equity incentive plans and various equity incentive grants to its executive officers and other employees is contained in Exhibit (e)(1) to this Statement, which is incorporated herein by reference.

Director Compensation

Under the Company’s compensation program for directors who are not also employed by the Company or any of its subsidiaries (“non-employee directors”), each non-employee director receives an annual cash retainer of $25,000, except that the Chairman of the Audit Committee receives an annual cash retainer of $35,000. Non-employee directors receive no other form of compensation such as stock option awards, incentive pay, or retirement benefits. Non-employee directors are reimbursed for expenses (including costs of travel, food and lodging) incurred in attending Board, committee and shareholder meetings and also reimbursed for reasonable expenses associated with other Acorn business activities. Additional information concerning compensation provided by Acorn to non-employee directors for the fiscal year ended December 31, 2010 is contained in Exhibit (e)(1) to this Statement, which is incorporated herein by reference.

Indemnification of Directors and Executive Officers

Under the laws of the Cayman Islands, a company’s articles of association may provide for the indemnification of a director or an officer for breach of duty, save in limited circumstances such as where the director has been fraudulent or dishonest or where there has been willful neglect or willful default in the fulfillment of fiduciary duties. The Company has included in its Amended and Restated Articles of Association (the “Articles”) provisions to eliminate the personal liability of its directors for monetary damages to the fullest extent allowed under the laws of the Cayman Islands, subject to exceptions only for matter in respect of any fraud or dishonesty which may attach to such director. In addition, as permitted by the laws of the Cayman Islands and as provided in Article 167 of the Articles, the Company will indemnify and hold harmless each of its directors and officers from and against (inter alia) all liabilities incurred as a result of or in connection with carrying out his duties, subject to limitation for liability incurred as a result of such individual’s fraud or dishonesty.

Each of the directors of the Company is also a party to an indemnification agreement that provides that the Company will indemnify such individual, including advancement of expenses, for liabilities and expenses that he incurs in his capacity as a director or officer of the Company. The indemnification agreements also provide for the advancement of expenses to the directors in connection with a legal proceeding. The rights under the indemnification agreements are non-exclusive and are in addition to the indemnification rights of the Company’s directors under any provision of the Articles or under applicable law.

The foregoing summary of the indemnification of executive officers and directors does not purport to be complete and is qualified in its entirety by reference to the Form of Indemnification Agreement, which is attached hereto as Exhibit (e)(4) to this Statement, and the Articles, which is attached hereto as Exhibit (e)(5).

Shanghai Network and Beijing Acorn Agreements

Mr. Yang together with one of Acorn’s former executive officers, Mr. Chenghong He, hold all of the outstanding equity in two of the Company’s affiliated entities, Beijing Acorn Trade Co., Ltd. (“Beijing Acorn”) and Shanghai Acorn Network Technology Development Co., Ltd. (“Shanghai Network”). Beijing Acorn and Shanghai Network are each 75%-owned by Mr. Yang and 25% by Mr. He, and Acorn has put into place various contractual arrangements with Mr. Yang, Mr. He, Beijing Acorn and Shanghai Network in order to provide Acorn with effective control over Beijing Acorn and Shanghai Network, to receive the majority of these entities’ residual returns, and to consolidate the entities’ financial results with the financial statements of the overall Acorn group, without having a direct ownership interest in the onshore operating entities.

The Company has structured its ownership of Beijing Acorn and Shanghai Network in this manner because the laws and regulations of the People’s Republic of China (the “PRC”) restrict foreign ownership of entities engaged in direct sales in China. In order for the Company to comply with the relevant PRC laws and regulations, the Company conducts its direct sales through what is commonly referred to as a variable interest entity arrangement. Under this structure, Beijing Acorn and Shanghai Network (the “VIEs”) hold business licenses that permit direct sales in the PRC and are owned 100% by two PRC nationals: Mr. Yang and Mr. He, rather than by Acorn or any of its other subsidiaries. Each of these two VIEs was established by Mr. Yang and Mr. He on behalf, and for the exclusive benefit of Acorn. Acorn Information, a wholly-owned subsidiary of Acorn, entered into various agreements with each of the two VIEs and Mr. Yang and Mr. He (in their capacity as shareholders of the VIEs), include the irrevocable powers of attorney, a loan agreement, the equity pledge agreements, and the operation and management agreements which are described below.

Through these arrangements, Acorn Information holds all the variable interests of the two VIEs and has power to direct the activities that most significantly impact the economic success of the VIEs and absorbs the majority of the economic risks and rewards of the VIEs through service fees. Therefore, Acorn is the beneficiary of the two VIEs and accordingly, the financial statements of Beijing Acorn and Shanghai Network have been consolidated with Acorn as its subsidiaries. The following is a summary of the agreements Mr. Yang has entered into with the Company or its affiliates in connection with the VIE arrangement described above:

•

Irrevocable Powers of Attorney. Mr. Yang has entered into various irrevocable powers of attorney, in his capacity as shareholder of Shanghai Network and Beijing Acorn, whereby he (as well as Mr. He, who is also a signatory to the irrevocable powers of attorney) have granted to designees of Acorn Information, Mr. Li-Fu Chen, Acorn’s General Counsel, and Ms. Irene Lin Bian, Acorn’s Principal Financial and Accounting Officer, the power to exercise all voting rights of such shareholder in the VIEs, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interest in, and appoint the directors of, Shanghai Network and Beijing Acorn. These irrevocable powers of attorney have terms of ten years and will automatically renew for another ten years unless terminated by the above-mentioned designees of Acorn Information in writing three months prior to their expiry. The foregoing summary of the Irrevocable Powers of Attorney is qualified in its entirety by reference to the Form Power of Attorney, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

•

Loan Agreement. Under a loan agreement, dated March 20, 2006 (as amended), among Acorn Information and Messrs. Yang and He, Acorn Information made an interest-free loan in an aggregate amount of $16.2 million, and agreed to make additional interest-free loans not exceeding approximately $4.2 million, to Messrs. Yang and He. The loan is to be used primarily for capital investments by the Messrs. Yang and He in Shanghai Network and Beijing Acorn. The loan can only be repaid through the transfer of Messrs. Yang and He’s interests in Shanghai Network and Beijing Acorn to Acorn Information or its designee when permissible under PRC law. The initial term of the loan is ten years and will automatically be renewed for another ten years absent a written termination notice from Acorn Information. The foregoing summary of the Loan Agreement is qualified in its entirety by reference to the Loan Agreement, which is filed as Exhibit (e)(7) hereto and is incorporated herein by reference.

•

Operation and Management Agreements. Pursuant to operation and management agreements among Acorn Information, Mr. Yang, Mr. He and each of the VIEs, the parties have agreed that Acorn Information will provide guidance and instructions on daily operations and financial affairs of each of the VIEs. The agreements also state that each of the directors, general managers and other senior management personnel of the VIEs will be appointed as nominated by Acorn Information. Acorn Information has the authority to exercise the voting rights on behalf of Messrs. Yang and He at the shareholder meetings of the VIEs. Acorn Information has agreed to provide security for contracts, agreements or other transactions entered into by each of the VIEs with third parties, provided that such VIE shall provide counter-security for Acorn Information using its accounts receivable or assets. In addition, each of the VIEs has agreed not to enter into any transaction that could materially affect its respective assets, obligations, rights or operations without prior written consent from Acorn Information. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information. The foregoing summary of the Operation and Management Agreements is qualified in its entirety by reference to the Form of Operation and Management Agreement, which is filed as Exhibit (e)(8) hereto and is incorporated herein by reference.

•

Equity Pledge Agreements. Mr. Yang is a party to various equity pledge agreements with Acorn Information, Mr. He and the VIEs. Under these equity pledge agreements, each of Messrs. Yang and He has pledged all of his equity interests in Shanghai Network and Beijing Acorn to Acorn Information to guarantee the performance of these two VIEs under the operation and management agreements and the exclusive technical services agreements as described above, as well as their personal obligations under the loan agreement (also described above). Furthermore, these pledges prohibit each of Messrs. Yang and He from transferring, assigning or, pledging his interests in either of the VIEs without the prior written consent of Acorn Information. If either of the VIEs or either of the Mr. Yang or Mr. He breaches its or his respective contractual obligations thereunder, Acorn Information, as pledgee, will be entitled to certain rights, including but not limited to the right to sell the pledged equity interests. The terms of these agreements are ten years and will automatically renew for another ten years absent written termination notice by Acorn Information three months prior to their expiry. The foregoing summary of the Equity Pledge Agreements is qualified in its entirety by reference to the Form of Equity Pledge Agreement, which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

•

Exclusive Purchase Agreements. Mr. Yang is also party to various exclusive purchase agreements. Under these exclusive purchase agreements among Acorn Information, Mr. Yang, Mr. He each of Shanghai Network and Beijing Acorn, each of the two shareholders of the VIEs has irrevocably granted Acorn Information or its designee an exclusive option to purchase at any time if and when permitted under PRC law, all or any portion of their equity interests in Shanghai Network and Beijing Acorn for a price that is the minimum amount permitted by PRC law. The terms of these agreements are ten years and will automatically renew for another ten years absent a written termination notice by Acorn Information three months prior to their expiry. The foregoing summary of the Exclusive Purchase Agreements is qualified in its entirety by reference to the Form of Exclusive Purchase Agreement, which is filed as Exhibit (e)(10) hereto is incorporated herein by reference.

•

Exclusive Technical Services Agreements. In his capacity as legal representative of the VIEs, Mr. Yang, on behalf of the VIEs, has entered into a technical service agreement with Acorn Information to transfer economic interests in these entities to Acorn International. Pursuant to the technical service agreements, Acorn Information is the exclusive provider of technical support and consulting services to each of the VIEs in exchange for receiving service fees. Under these agreements, neither of the VIEs may, among other things, dispose of its assets, dissolve, liquidate, merge with any third parties, provide security to any third parties, distribute dividends, engage in transactions with any of its affiliates, make external investment or conduct any business outside of the ordinary course of their respective businesses without the prior consent of Acorn Information. The term of these agreements is ten years and will automatically renew for another ten years unless terminated by Acorn Information. The foregoing summary of the Technical Services Agreements is qualified in its entirety by reference to the Form of Exclusive Technical Services Agreement, which is filed as Exhibit (e)(11) hereto and is incorporated herein by reference.

Product Sourcing Agreement

In addition to his role with the Company, Mr. Roche also currently serves as chairman of, and along with Ms. Hattori-Roche and other related persons, is a significant shareholder in, Oak Lawn Marketing, Inc., an infomercial, branding and sales company. Acorn Trade executed a consulting/services agreement, dated as of March 31, 2011, with Global Infomercial Services, Inc. (“GIS”), an infomercial, branding and sales company and a subsidiary of Oak Lawn Marketing, Inc. Under the agreement:

•

Acorn will appoint GIS as its exclusive agent with respect to all infomercial products (defined as all products sold with a short or long form infomercial) that have been or are being sold in North America, South America, or Europe;

•

GIS will provide certain services to Acorn Trade, which services include, among others, searching for and identifying products of interest for Acorn Trade, obtaining rights to such products, providing product marketing analysis, assisting in vendor relationship management and arranging certain marketing activities; and

•

Acorn Trade will pay GIS a percentage of the cost of all products introduced to Acorn Trade by GIS, which percentage will be negotiated on a case-by-case basis but in no event shall exceed 10% of the cost of the applicable product.

The agreement has an initial term of two years with the option for successive one year term renewals thereafter.

Registration Rights Agreement

Acorn and SB Asia have entered into a Registration Rights Agreement, dated March 17, 2011, with the following entities (the “Robert Roche Affiliated Entities”) that are affiliated with Mr. Roche:

•	Acorn Composite Corporation is a corporation solely owned by Mr. Roche;

•	The Robert Roche 2009 Trust is a revocable trust established under the laws of the State of Illinois for the benefit of Ms. Roche, Ms. Hattori-Roche and their children;

•	The Grand Crossing Trust is an irrevocable trust established under the laws of the State of Illinois for the benefit of Mr. Roche’s lineal descendants;

•	The Felicitas Trust is an irrevocable trust established under the laws of the State of Illinois for the benefit of Robert W. Roche’s lineal descendants; and

•	The Moore Bay Trust is a grantor charitable lead annuity trust established under the laws of the State of Alaska for the benefit of the Roche Family Foundation, Inc.

Under the Registration Rights Agreement, Acorn has granted SB Asia and the Robert Roche Affiliated Entities customary “demand” and “piggy-back” registration rights with respect to all of the Ordinary Shares held by SB Asia and the Robert Roche Affiliated Entities (collectively, “Registrable Securities”), subject to certain customary exceptions, including for Ordinary Shares exchangeable for ADSs held by any holder. Under this agreement, SB Asia and/or the Robert Roche Affiliated Entities holding at least 25% of the Registrable Securities then outstanding and having an anticipated offering price of at least $10 million can make up to three “demand” registration requests, requiring the Company to register the Registrable Securities held by the electing holders thereof pursuant to a registration statement on Form F-3. Furthermore, SB Asia and the Robert Roche Affiliated Entities are also entitled to unlimited requests for “piggyback” registration, whereby if the Company initiates a registration statement for the purpose of effecting certain public offerings of securities of the Company, then the Company is obligated to provide the holders of Registrable Securities the right to participate on a pro rata basis in the registration. The demand and piggyback registration rights are subject to customary cutbacks and blackouts and expire on March 17, 2015. Acorn is generally required to bear all of the registration expenses incurred in connection with the demand and piggyback registrations. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit (e)(12) hereto and are incorporated herein by reference.

Arrangements between the Company and Bireme Limited and the Offer Participants

As described above, the shareholders of Bireme are Mr. Yang, the Company’s Chief Executive Officer and a member of its Board, and Ms. Hattori-Roche. Ms. Hattori-Roche is the wife of Mr. Roche, the Executive Chairman of the Board. To the extent that the Company or any of its affiliates has entered into any material agreements, arrangements or understandings with either Mr. Yang or Mr. Roche, these agreements, arrangements or understandings are described above in this Item 3 under “Arrangements with Current Executive Officers, Directors or Affiliates of the Company.” To the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Bireme or Ms. Hattori-Roche.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Acorn’s financial and legal advisors, the Board concluded that the terms of the Offer, and in particular the Offer Price, were inadequate and not in the best interests of Acorn and its shareholders.

Accordingly, for the reasons described in more detail below, the Board recommends that Acorn’s shareholders reject the Offer and NOT tender their Shares in the Offer.

If you have tendered your Ordinary Shares or ADSs, you can withdraw them prior to Bireme’s acceptance of these Shares for purchase at 5:00 p.m., New York City Time, on July 1, 2011. For information on withdrawing your Ordinary Shares or ADSs, please refer to “Section 4—Withdrawal Rights” of the Offer to Purchase.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under Item 4—“Reasons for Recommendation” below, and you are encouraged to refer to these reasons in making your own determination whether to tender your Shares.

Copies of the Company’s press release and a letter to the Company’s shareholders relating to the recommendation of the Board that shareholders reject the Offer are filed as Exhibit (a)(1) and Exhibit (a)(2) hereto respectively and are incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

Given the different time zones applicable to various parties discussed below, the actual dates described below may differ slightly depending on the location of the parties referenced. The Company does not believe such differences are material to the discussion contained below.

The Company was founded in 1998 as Beijing Acorn Trade Co., Ltd. by Mr. Roche and Mr. Yang, who are two of the Offer Participants. In anticipation of its initial public offering, Acorn International, Inc. was incorporated in the Cayman Islands on December 20, 2005 as the Company’s listing vehicle and ultimate holding company. In 2007, Acorn successfully conducted an initial public offering of its ADSs on the NYSE. Messrs. Roche and Yang have served on Acorn’s Board since Acorn’s founding.

From time to time, as a member of the Board and a significant shareholder of the Company, Mr. Roche has expressed his difference of opinion with certain members of the Board as well as certain executive officers and senior managers regarding the Company’s management and various policies and initiatives undertaken by Acorn with respect to its business and prospects. Over the course of 2010, Mr. Roche became more vocal in his belief that a change of leadership was needed at Acorn, and in particular, Mr. James Yujun Hu, who was at the time Chairman of the Board and Chief Executive Officer of Acorn, had to be replaced.

Effective August 18, 2010, Mr. Guoying Du, resigned from his position as Vice President and a director of Acorn. Following Mr. Du’s resignation, Mr. Roche requested the resignation of Mr. James Yujun Hu. Mr. Roche also disclosed to the Board that he intended to propose a slate of three director nominees to the Board to be considered at the Company’s 2010 annual meeting and also proposed that he become the Chairman of the Board.

However, prior to Mr. Roche taking action to propose the three new director nominees, on October 18, 2010, Acorn announced that Mr. James Hu had resigned his position as Chairman, Chief Executive Officer and director of Acorn, effective immediately. Following Mr. Hu’s resignation, Acorn’s Board of Directors named Mr. Yang as the Chief Executive Officer. In addition, the Acorn Board appointed Mr. Roche as Executive Chairman of the Board of Directors of Acorn. Following his appointment as Chairman of Acorn and the resignation of Mr. Hu, Mr. Roche determined not to nominate a slate of director nominees for election at the 2010 annual meeting of Acorn.

Following Mr. Hu’s resignation, several other directors and members of Acorn’s senior management resigned: Mr. Joe Zhou resigned from the Board, effective November 19, 2010; Mr. Kevin Guohui Hu resigned as Vice President, effective October 31, 2010, Ms. Ella Man Lin resigned as Vice President, effective

December 31, 2010, Mr. Ying Wu resigned from the Board, effective on February 26, 2011; acting Chief Financial Officer David He resigned, effective on February 28, 2011; Mr. Daniel Wu resigned from the Board, effective April 8, 2011; and Mr. Lv Hongbing resigned from the Board, effective April 19, 2011. Several of these resignations were by directors and members of management who had joined Acorn during Mr. Hu’s tenure as Chief Executive Officer of Acorn and Chairman of the Board.

Prior to the Offer, Mr. Roche made an approach, through an intermediary, to Mr. Andrew Yan inquiring whether SB Asia would be interested in selling any Shares to Mr. Roche. Mr. Roche explained that he would be willing to pay more than $4.50 per ADS (or $1.50 per Ordinary Share). Mr. Yan indicated that SB Asia was not interested in selling any Shares to Mr. Roche at that price.

On Friday, June 3, 2011, Mr. Roche sent an e-mail to the Board, signed by both himself and Mr. Yang, informing the Board that he and Mr. Yang were conducting a tender offer for Acorn’s Ordinary Shares and ADSs for up to a maximum amount of 20,000,000 Ordinary Shares (including both Ordinary Shares that are tendered and Ordinary Shares underlying ADSs) at an offer price of $2.00 per Ordinary Share, which represents $6.00 per ADS.

Immediately following receipt of the email from Mr. Roche, Acorn’s general counsel, Li-Fu Chen, reached out to the law firm O’Melveny & Myers LLP (“O’Melveny & Myers”) to discuss the Company’s legal obligations with respect to the Offer. O’Melveny & Myers advised Mr. Chen that a meeting of the Board should be called to discuss the email sent by Mr. Roche, and that, among other obligations it had under U.S. securities laws with respect to the prospective tender offer by Mr. Roche, the Board would be required to make a recommendation to its shareholders within 10 business days of the commencement of the tender offer as to whether it recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the tender offer, or is unable to take a position with respect to the tender offer. O’Melveny & Myers further suggested that, as Mr. Roche and Mr. Yang’s presence during such meetings would likely present a conflict given their involvement in the tender offer, Mr. Roche and Mr. Yang should recuse themselves from all meetings of the Board convened and all deliberations of the Board held for the purpose of considering and making determinations on the Company’s behalf in respect of or related to the tender offer.

On June 3, 2011, following the opening of the markets in the U.S., Bireme commenced the Offer at the same $2.00 price per Ordinary Share and $6.00 price per ADS as in the proposal described in Mr. Roche’s e-mail.

On June 4, 2011, the members of the Board convened a telephonic meeting with representatives from O’Melveny & Myers and Maples and Calder, Acorn’s Cayman Islands legal counsel. At this meeting, Mr. Roche and Mr. Yang were absent, and the Board authorized the Designated Directors (i.e., Messrs. Yan, Ye, Wang and Liang) to review and evaluate the Offer, to retain a qualified independent financial advisor to assist them in evaluating the Offer, and to make a determination as to the fulfillment by the Board of its obligations with respect to the Offer, including without limitation its obligations to prepare and file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act, stating the Company’s position with respect to the Offer. In accordance with the foregoing, Messrs. Roche and Yang delivered a waiver to the Board in which each of them recused himself from (and waived all notice requirements under the Articles with respect to) all meeting of the Board held for the purpose of considering and making determinations on the Company's behalf in respect of or related to the Offer. Mr. Andrew Yan was selected to serve as acting chairman of June 4 meeting and all subsequent meetings of the Board to discuss the Offer.

During the June 4 meeting, the participants discussed, among other things, Bireme’s Offer, the fiduciary duties of the Board members in connection with the Offer, and the process and options for evaluating and responding to the Offer. The Board indicated that it needed more time and information to evaluate the Offer.

On June 6, 2011, the Company issued a press release stating that the Offer was under consideration by the Company and urging the Company’s shareholders to defer making any determination with regard to the Offer unto they had been advised of the Board’s position with respect to the Offer.

On June 8, 2011, the Board approved retaining Houlihan Lokey (China) Limited (“Houlihan Lokey”) to serve as its financial advisor in connection with its review and evaluation of the Offer.

Beginning June 8, 2011, Houlihan Lokey carried out its financial due diligence review of Acorn and the Offer, which included a review of business and financial information relating to the Company and meetings with Mr. Roche and Mr. Yang and other members of Acorn’s management.

On June 10, 2011, the Board held a telephonic meeting at which Houlihan Lokey, O’Melveny & Myers and Maples and Calder participated where they discussed, among other things, the Offer and the process Houlihan Lokey would undertake to determine whether it would be able to render an opinion as to whether the Offer Price to be received by the holders of Ordinary Shares and ADSs under the terms of the Offer is fair, from a financial point of view, to the shareholders of the Company that are unaffiliated with the Offer Participants.

On June 14, 2011, the Board held a subsequent telephonic meeting with representatives of O’Melveny & Myers, Maples and Calder and Houlihan Lokey. At this meeting, Houlihan Lokey provided its preliminary financial analysis regarding the Offer Price and discussed with the Board the various methodologies it used and assumptions it made in evaluating and making its determination with respect to the fairness (from a financial point of view) of the Offer Price. At the meeting, Houlihan Lokey informed the Board that, as of the meeting date and based on the information available to Houlihan Lokey and its analysis of the financial condition and prospects of the Company, it could not deliver an opinion that the Offer Price of $2.00 per Ordinary Share, or $6.00 per ADS, was fair, from a financial point of view, to the shareholders of the Company (other than the Offer Participants and certain entities that may be deemed related to them).

Following Houlihan Lokey’s presentation and after taking into account numerous factors, including but not limited to the factors set out below in this Item 4 under “Reasons for the Recommendation,” the Board, by a majority vote of the Designated Directors, determined that the Offer was inadequate and not in the best interests of the Company’s shareholders, and recommended that Acorn’s shareholders reject the Offer and not tender their Ordinary Shares or ADSs into the Offer.

Reasons for Recommendation

After considering its fiduciary duties under applicable law and consulting with its financial and legal advisors, the Board determined that the Offer is not in the best interests of Acorn and its shareholders and consequently RECOMMENDS THAT ACORN’S SHAREHOLDERS SHOULD REJECT THE OFFER AND NOT TENDER THEIR ORDINARY SHARES OR ADSs IN THE OFFER.

The Board believes, based on the factors further described below, that the Offer is not in the best interests of Acorn and its shareholders because the Offer, among other things, is inadequate, is opportunistically timed, and fails to reflect the expected benefits of Acorn’s strategic business initiatives for delivering medium- and long-term value for Acorn and its shareholders. The Board’s determinations were informed by the Board’s understanding of and familiarity with Acorn’s assets, operations, industry, current business strategy and future prospects, which the Board believes, for reasons described below, have not been fully reflected in Acorn’s results of operations or share price. In reaching the conclusions and making the recommendation described above, the Board also took into account advice received from its financial and legal advisers and took into account numerous factors, including the material factors listed below.

The Board’s belief that the Offer is inadequate

Acorn is a media and branding company in China and operates one of the largest TV direct sales businesses in China in terms of revenues. Acorn was one of the first companies in China to use TV direct sales programs in combination with a nationwide distribution network to market and sell products to consumers. The Board does not believe that the Offer Price reflects the underlying value of Acorn’s assets, operations and growth prospects, and the additional value that the Board believes would result from the continued implementation of Acorn’s strategic business initiatives. Specifically, the Board believes the Offer is significantly disadvantageous to Acorn and its shareholders for many reasons, including that:

•

Acorn’s book value per share, as of December 31, 2010, is approximately $2.04 per Ordinary Share (or $6.13 per ADS) based on the number of Ordinary Shares outstanding as of June 3, 2011, which is higher than the Offer Price, and this book value is derived without taking into consideration the actual market value of Acorn’s properties or the value of Acorn’s intellectual property, brand, reputation and revenue producing businesses.

•

Acorn has strong cash reserves. As of December 31, 2010, Acorn had cash and cash equivalents of $91.7 million and no long term debt. This unlevered cash represents approximately $1.03 per Ordinary Share, or $3.08 per ADS, based on the number of Ordinary Shares outstanding as of June 3, 2011.

•	The Offer undervalues the key strengths of Acorn, including its:

•	proven track record of developing, promoting and selling consumer products through its vertically integrated sales platform;

•	ability to efficiently access media channels and manage Acorn’s media time on its TV direct sales platform; and

•	ability to adapt and evolve its business model in conjunction with China’s direct sales industry and market conditions over the years.

•	The implementation of Acorn’s current and future plans will bring additional value to Acorn and its shareholders, which are not reflected in the Offer Price.

•

Acorn’s longer term goal is to become the leading media and branding company in China and to capitalize on its integrated cross-media platform with an aim to become partners of choice for both well-established and promising new businesses to market and distribute their products in China.

•

To achieve this goal, starting from 2011, the Company has adopted a new performance review system which focuses on the optimization of Acorn’s media return and spending. In addition, Acorn will continue to grow its business across product lines and platforms, including its A320 and A350 mobile handsets, Aoya cosmetic products, and Ozing electronic learning products, as well as Acorn’s TV and non-TV direct sales platforms.

•

Acorn also plans to further enhance its customers’ brand loyalty through a more effective business strategy, higher product quality, and better customer service, thereby achieving higher productivity and profitability.

•

As the Company pursues these plans and other growth initiatives (including the initiatives proposed by the Offer Participants (as described in their Offer to Purchase) which they intend to pursue regardless of whether the Offer is successful), management expects Acorn’s earnings to be depressed in the near term. However, the Board believes that Acorn and its shareholders are poised to realize significant benefits from these plans and initiatives as the Chinese consumer market continues to expand, and these benefits have not been fully reflected in Acorn’s financial results and share price, nor in the Offer Price.

•

In addition, in reaching its conclusion that the Offer Price was inadequate, the Board gave careful consideration to the analysis provided by its financial advisor, Houlihan Lokey, at the Board meeting held on June 14, 2011, and Houlihan Lokey’s conclusion that, as of the meeting date and based on the information available to Houlihan Lokey and its analysis of the financial condition and prospects of the Company, it was unable to deliver an opinion that the Offer Price of $2.00 per Ordinary Share, or $6.00 per ADS, was fair, from a financial point of view, to the shareholders of the Company (other than the Offer Participants and certain entities that may be deemed related to them).

The Offer is opportunistic

The Board believes that Mr. Roche and Mr. Yang, as insiders of the Company and long-time industry participants, recognize the significant medium- and long-term value creation potential of Acorn’s assets and recent strategic initiatives and the potential returns from the pursuit of such initiatives, and have opportunistically timed their Offer to acquire control of Acorn before the full impact of these factors can be reflected in Acorn’s results of operations and share price.

The Board also believes that the Offer is being made at a time when market valuations of PRC-based companies are being driven down, thus the current market condition is not reflective of a more normal market environment.

The Offer, if fully subscribed, will give the Offer Participants actual control of the Company

If the Offer is fully subscribed, the Offer Participants will beneficially own approximately 52% of the outstanding Shares. As a result, if the Offer Participants act together, they will be able to exert substantial influence and actual control over the Company and its policies, including the ability to prevent certain types of corporate transactions that other shareholders might favor, such as a merger or scheme of arrangement with a third party buyer. This has the effect of depriving Acorn shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of Acorn. Further, if they act together, the Offer Participants will have the ability to control the vote regarding such matters as the election or removal of Acorn’s directors. The Offer to Purchase indicates that the Offer Participants have agreed to certain arrangements relating to the shares of Bireme held by certain of the Offer Participants, including, among others, certain transfer restrictions, pre-emptive rights, put rights, covenants restricting the operation of the business of Bireme and governance rights.

No Appraisal Rights

The Board also considered the fact that appraisal rights are not available in connection with the Offer.

The Offer is coercive

The Board believes that a partial, or limited, tender offer for a small-cap company like Acorn is structurally coercive because shareholders may be concerned that if they do not tender their shares in the Offer they may be left holding illiquid securities, because of the small public float and the risk that Acorn may become delisted.

In the Offer to Purchase, Bireme has stated that, following the Offer, there may be so few remaining shareholders and publicly held shares that the ADSs will no longer be eligible to be traded through the NYSE or any other securities market, there may not be a public trading market for the ADSs, and Acorn may cease making filings with the SEC or otherwise cease being required to comply with SEC rules relating to publicly held companies. The Board believes this is coercive.

Offer does not require a favorable recommendation by the Board

The Offer does not require a favorable recommendation by the Board. Further, the Offer Participants have not indicated a willingness to negotiate the Offer Price with the Company or the Board and therefore the Board cannot be certain the Offer Price represents the highest price Bireme would be willing to offer for the Shares.

The Offer has numerous conditions

The Offer includes many conditions to the obligations of Bireme, many of which vest a great deal of discretion in Bireme to determine whether or not they are satisfied, resulting in substantial uncertainty as to whether Bireme would be obligated to consummate the Offer. More specifically, the Offer states that the conditions described in the Offer are for the sole benefit of Bireme and may be asserted or waived by Bireme in whole or in part at any time and from time to time in its sole discretion at or prior to the expiration of the Offer (other than those involving the receipt of any requisite governmental approvals). The determination as to whether any condition to the Offer has or has not been satisfied is based on the reasonable judgment of Bireme and, subject to applicable law, will be final and binding on all parties. Moreover, many of these conditions have a de minimus materiality standard, or none at all, making it easy for Bireme to claim that a condition is not satisfied, and thereby decline to close on the Offer.

For example, Bireme need not consummate the Offer if, in Bireme’s sole discretion, any of the following conditions exists (even if subsequently cured, and regardless of whether Bireme or the Offer Participants cause or contribute to such conditions):

•	the existence of actions or proceedings by governmental entities that have certain negative effects on Acorn or Bireme’s ability to consummate the offer or own the Shares; or

•

the existence of preliminary or permanent judgments, orders, decrees, rulings or injunctions or other actions taken by any governmental entity that have certain negative effects on Acorn or Bireme’s ability to consummate the offer or own the Shares; or

•

the existence of any statute, including without limitation any anti-takeover statute, or any rule, decree, regulation, order or injunction that has certain negative effects on Acorn or Bireme’s ability to consummate the offer or own the Shares; or

•

any change that has or reasonably would be expected to have, individually or in the aggregate, a material adverse effect on Acorn and its subsidiaries taken as a whole, or results in a decrease in the market price of the ADSs by more than 10% measured as of the close of trading on the NYSE on June 2, 2011; or

•	a general suspension of trading on any U.S. securities exchange or in the over-the-counter market; or

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, the Cayman Islands or the People’s Republic of China; or

•

a suspension of or limitation on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States, the Cayman Islands or the PRC; or

•

the outbreak or escalation of a war, terrorist attack, armed hostilities or other international or national calamity involving the United States, the Cayman Islands or the PRC (whether or not material or significant), or

•	certain corporate actions by Acorn, including the issuance of stock or debt, buying back stock, paying a dividend and entering into merger or consolidation transactions; or

•	certain amendments to the organizational documents of Acorn; or

•

the failure to obtain one or more governmental or other third party consents, waivers or approvals required for or in connection with the consummation of the offer under any law, regulation, order or contract binding on Acorn or any of its affiliates if such failure has an adverse effect on Bireme’s ownership of the Shares; or

•	the commencement of a competing tender or exchange offer by another person (including Acorn or its subsidiaries) or certain purchases of Shares by third parties; or

•	the adoption of any legislation, regulation or rule that could materially harm Acorn’s business or limit Acorn’s ability to operate or implement its business plan.

As noted above, the Offer is conditioned on the absence of any change that results in a decrease in the market price of the ADSs by more than 10% measured as of the close of trading on the NYSE on June 2, 2011. In the past two years, the trading price of the ADSs has dropped over 10% in a 20 trading-day period numerous times. The effect of these and other conditions is that Acorn shareholders, even if any of them favor the Offer, cannot be assured that Bireme will be required to, or will, consummate the Offer. The foregoing description of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of “Section 13—Conditions of the Offer” in the Offer to Purchase.

Other Factors Considered by the Board

In addition to the foregoing factors and analysis that support the Board’s determination that the Offer is not in the best interests of Acorn and its shareholders, the Board also considered certain factors as being favorable with respect to the Offer, including:

Premium for the Shares. The Offer Price represents a premium of approximately 33.9% over the closing share price of the Company’s ADSs on June 2, 2011, the last trading day prior to the public announcement of the Offer. The Board also took into account the historic trading price of ADSs, the volume of trading in ADSs, as well as the all-cash nature of the consideration to be paid in the Offer. Also, if the Offer is withdrawn, the market price for the ADSs may decline in the immediate short term.

Historically Low Trading Volume. The ADSs have had historically low trading volume and the Offer presents a way for shareholders who so desire to sell all or a substantial portion of their Shares (including the largely illiquid Ordinary Shares) in a single transactions at a fixed price, subject to proration if the Offer is over-subscribed.

Lack of Strategic Alternatives and Offers. The Board took into consideration that the pursuit of strategic alternatives to the Offer (including defensive measures in respect of the Offer) would entail additional costs, burden, and/or delay, and the likelihood of such alternative transactions would not be guaranteed. Further, the fact that the Offer Participants are the co-founders of the Company and key members of senior management, as well as significant shareholders, reduces the likelihood of finding potential third party buyers (and in particular financial buyers). The Board is not aware of any solicitations or offers for the Company in the past 2 years (other than the Offer).

In addition to the foregoing additional factors, the Board also noted that, although as a general matter it believed that the Offer was inadequate and not in the best interest of Acorn and its shareholders, the uniqueness of each shareholder’s circumstances and investment objectives in such shareholder’s determination of the adequacy of the Offer Price, may, on an individual-by-individual basis, outweigh any of the factors considered by the Board in its determination to recommend against the Offer, including, but not limited to, such shareholder’s risk profile and investment time horizon; such shareholder’s views as to Acorn’s prospects; and such shareholder’s need for liquidity in or diversification of its investment portfolio. As a result, the Board determined that, notwithstanding its decision to recommend against the Offer, it would not act to block the Offer at this time by, among other things, adopting a shareholders rights plan (and thereby remove from the shareholders the decision-making ability as to whether to tender into the Offer).

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer and the transaction proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, taking into account the advice of the Company’s financial and legal advisors. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. The recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have assigned different weights to different factors. Further, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described above under “Item 3—Past Contacts, Transactions, Negotiations and Agreements.”

Based on the foregoing, the Board recommends that Acorn’s shareholders reject the Offer and NOT tender their Acorn Common Shares in the Offer.

Intent to Tender

To the knowledge of Acorn, after making reasonable inquiry, none of Acorn’s directors, executive officers or affiliates currently intends to tender any Ordinary Shares or ADSs held of record or beneficially owned by such person pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Board has retained Houlihan Lokey to act as Acorn’s financial advisor in connection with the Offer. The Company agreed to pay Houlihan Lokey (a) a fee of $150,000, payable upon execution of an engagement letter; (b) an additional fee of $150,000 payable if Houlihan Lokey renders a financial opinion as to whether the consideration to be received by the holders of Ordinary Shares (other than the Offer Participants and certain entities that may be related to them) under the terms of the Offer is fair to them from a financial point of view; and (c) in the event that the Board requests additional financial and market-related advice and assistance, then the Board and Houlihan Lokey shall mutually negotiate in good faith upon additional fees payable to Houlihan Lokey in respect thereof. The Board also has agreed to reimburse Houlihan Lokey for reasonable out-of-pocket expenses, including fees and expenses of legal counsel retained by Houlihan Lokey, and to indemnify Houlihan Lokey and related persons against certain liabilities relating to or arising out of such engagement.

Certain officers, directors and employees of the Company may render services to the Company in connection with the Offer, but they will not receive any additional compensation for such services.

Except as set forth above, neither Acorn nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Acorn on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions

No transactions with respect to Ordinary Shares or ADSs have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors or affiliates during the 60 days prior to the date of this Statement.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations

Acorn routinely maintains contact with other participants in its industry and other parties regarding a wide range of business transactions (including potential asset transactions). It has not ceased, and has no intention to cease, such activity as a result of the Offer. Acorn’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Acorn may conduct.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Acorn is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer or other acquisition of Shares by Acorn, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Acorn or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Acorn or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Acorn.

Except as described above or otherwise set forth in this Statement, at this time there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Regulatory Approvals

The Company is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Bireme’s acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Bireme’s acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, the Company is unable to predict whether the Bireme will determine that it is required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company’s business or certain parts of the Company’s business might not have to be disposed of, any of which could cause Bireme to elect to terminate the Offer without the purchase of Shares thereunder to the extent permitted pursuant to the terms of the Offer. Bireme’s obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in the Offer to Purchase under “Section 13—Certain Conditions of the Offer.”

U.S. Antitrust Clearance

The transactions contemplated by the Offer are not subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the Federal Trade Commission.

PRC Antitrust Clearance

Under the Anti-Monopoly Law of the PRC which became effective in August 2008 (the “PRC Anti-Monopoly Law”) and the Standard for Notification of Concentration of Business Operators issued by the State Council (the “Notification Standard”), certain acquisition transactions may not be consummated unless notification is filed with the Ministry of Commerce (the “MOC”) and approval is obtained. Bireme has disclosed in the Offer to Purchase, that, as of June 3, 2011, it has engaged in no activities other than those activities incidental to its formation. Assuming the accuracy of the foregoing statement and total annual revenues from the PRC for the preceding year attributable to Bireme and the Offer Participants are below the thresholds required for such notification under the Notification Standard, no filing of a notification to the MOC is required in connection with the Offer. However, the Notification Standard provides that for proposed business concentrations that do not meet the standard for notification, if the MOC believes that such concentrations may exclude or restrict competition, it may still initiate investigation. If the MOC initiates such investigation prior to the closing of the Offer, it will result in delay of the closing. The Company cannot assure you what other effects such an investigation will have on the Offer or the operation of Acorn after closing of the Offer.

Anti-Takeover Statutes and Provisions

Article 48 of Acorn’s Amended and Restated Articles of Association

The Articles provide that the Board may, in its absolute discretion, and without giving any reason therefore, refuse to register a transfer of any Ordinary Shares (not being a fully paid up share) to a person of whom it does not approve. Other than the foregoing, neither the Company’s Articles nor its memorandum of association, as amended, contain any provisions which are intended to or have the effect of preventing the transactions contemplated by the Offer. Nor has the Company entered into any agreements or other arrangements which would have a similar effect.

Takeover Laws

Except as set forth in this Statement, the Company is not aware of any fair price, moratorium, control share acquisition or other form of anti-takeover statute, rule or regulation of any state or jurisdiction, including the Cayman Islands, that applies or purports to apply to the Offer.

A number of states in the U.S. have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. According to the Offer to Purchase, Bireme has not attempted to comply with state takeover statutes in connection with the Offer. According to the Offer to Purchase, Bireme is reserving the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer to Purchase nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Bireme may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Purchase, Bireme might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, according to the Offer to Purchase, Bireme may not be obligated to accept for purchase, or pay for, any Shares tendered.

Appraisal Rights

No appraisal or dissenter’s rights are available to holders of Ordinary Shares or ADSs in connection with the Offer.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements that involve risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words “believe,” “continue,” “expect,” “target,” “anticipate,” “intend,” “plan,” “estimate,” “potential,” “project,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Acorn to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: uncertainties as to the consummation of, or timing of consummation of, the Offer; uncertainties as to how many of the Acorn shareholders will tender their Ordinary Shares and ADSs in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; any disruptive effects of the Offer on the ability of Acorn to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Acorn’s control; competitive factors in the industries and markets in which Acorn operates, and general industry trends; changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations; transaction costs; and actual or contingent liabilities. Additional information on other important potential risks and uncertainties not discussed herein may be found in Acorn’s filings with the SEC including the Annual Report, as well as the tender offer documents filed by Bireme on June 3, 2011. Consider these factors carefully in evaluating the forward-looking statements. Except as otherwise required by federal securities laws, Acorn undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Available Information

Acorn is a “foreign private issuer” for purposes of the SEC’s rules. As a result, Acorn is subject to the information and reporting requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, files reports and other information with the SEC relating to its business, financial condition and other matters. You should be able to read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call (+1) (800) SEC-0330 for further information on the operation of the Public Reference Room. Acorn’s SEC filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov.

Incorporate by Reference

The SEC allows the Company to “incorporate by reference” information into this Statement, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information directly in this Statement.

ITEM 9.	EXHIBITS.

The following exhibits are filed (including by incorporation by reference) with this Statement:

Exhibit No.	Description

(a)(1)	Press release issued by Acorn, dated June 17, 2011

(a)(2)	Letter to Acorn’s shareholders, dated June 17, 2011

(e)(1)	Excerpts from Acorn’s Annual Report on Form 20-F, dated April 27, 2011 (SEC File No. 001-33429) relating to executive and director compensation.

(e)(2)	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

(e)(3)	Forms of option grant agreements and form of SARs Award Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

(e)(4)	Form of Indemnification Agreement with the directors of Acorn International, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

(e)(5)	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

(e)(6)	Form of Power of Attorney issued by Don Dongjie Yang and David Chenghong He in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

(e)(7)	Loan Agreement by and among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and David Chenghong He dated March 20, 2006 (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

Exhibit No.	Description
(e)(8)	Form of Operation and Management by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Advertising Broadcasting Co. Ltd./Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd., Don Dongjie Yang and David Chenghong He (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

(e)(9)	Form of Equity Pledge Agreement among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and David Chenghong He (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

(e)(10)	Form of Exclusive Purchase Agreement among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, David Chenghong He and Shanghai Acorn Advertising Broadcasting Co., Ltd./ Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

(e)(11)	Form of Exclusive Technical Service Agreement between Shanghai Acorn Advertising Broadcasting Co., Ltd./Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd. and Acorn Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

(e)(12)	Registration Rights Agreement among Acorn International, Inc., SB Asia Investment Fund II L.P., and the several ordinary shareholders therein as of March 17, 2011 (incorporated by reference to Exhibit 10.1 to Acorn’s Current Report on Form 6-K filed by the Company on May 4, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ACORN INTERNATIONAL, INC.

BY:	/s/ Irene Lin Bian
Name: Irene Lin Bian Title: Financial and Accounting Officer

Dated: June 17, 2011

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Press release issued by Acorn, dated June 17, 2011

(a)(2)	Letter to Acorn’s shareholders, dated June 17, 2011

(e)(1)	Excerpts from Acorn’s Annual Report on Form 20-F, dated April 27, 2011 (SEC File No. 001-33429) relating to executive and director compensation.

(e)(2)	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007 (SEC File No. 333-141860)).

(e)(3)	Forms of option grant agreements and form of SARs Award Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007 (SEC File No. 333-141860)).

(e)(4)	Form of Indemnification Agreement with the directors of Acorn International, Inc. (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007 (SEC File No. 333-141860)).

(e)(5)	Amended and Restated Memorandum and Articles of Association of Acorn International, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007 (SEC File No. 333-141860)).

(e)(6)	Form of Power of Attorney issued by Don Dongjie Yang and David Chenghong He in favor of designees of Acorn Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.20 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007 (SEC File No. 333-141860)).

(e)(7)	Loan Agreement by and among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and David Chenghong He dated March 20, 2006 (incorporated by reference to Exhibit 10.15 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007 (SEC File No. 333-141860)).

(e)(8)	Form of Operation and Management by and among Acorn Information Technology (Shanghai) Co., Ltd., Shanghai Acorn Advertising Broadcasting Co. Ltd./Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd., Don Dongjie Yang and David Chenghong He (incorporated by reference to Exhibit 10.16 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007 (SEC File No. 333-141860)).

(e)(9)	Form of Equity Pledge Agreement among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang and David Chenghong He (incorporated by reference to Exhibit 10.17 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007 (SEC File No. 333-141860)).

(e)(10)	Form of Exclusive Purchase Agreement among Acorn Information Technology (Shanghai) Co., Ltd., Don Dongjie Yang, David Chenghong He and Shanghai Acorn Advertising Broadcasting Co., Ltd./ Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007 (SEC File No. 333-141860)).

Exhibit No.	Description
(e)(11)	Form of Exclusive Technical Service Agreement between Shanghai Acorn Advertising Broadcasting Co., Ltd./Beijing Acorn Trade Co., Ltd./Shanghai Acorn Network Development Technology Co., Ltd. and Acorn Information Technology (Shanghai) Co., Ltd. (incorporated by reference to Exhibit 10.18 of the Company’s Registration Statement on Form F-1 registration, filed with the Securities and Exchange Commission on April 3, 2007(SEC File No. 333-141860)).

(e)(12)	Registration Rights Agreement among Acorn International, Inc., SB Asia Investment Fund II L.P., and the several ordinary shareholders therein as of March 17, 2011 (incorporated by reference to Exhibit 10.1 to Acorn’s Current Report on Form 6-K, filed with the Securities and Exchange Commission on May 4, 2011).

ANNEX A

Executive Officers and Directors of Acorn International, Inc.

Executive Officers

Robert W. Roche*

Don Dongjie Yang*

Directors

Andrew Y. Yan

Jun Ye

Jing Wang

William Liang

*Also	a director

A-1